File pursuant to rule 424(b)(3) Registration Number 333-128816

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 4, 2006 (May 3, 2006)

JER Investors Trust Inc.

(Exact Name of Registrant as Specified in Charter)

Maryland	001-32564	75-3152779
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1650 Tysons Boulevard, Suite 1600, McLean, VA	22101
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code (703) 714-8000

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02 Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers.

(c) On May 4, 2006, JER Investors Trust Inc. (the “Company”) and J.E. Robert Company, Inc. announced that Mark S. Weiss will become the President of the Company and a Managing Director of J.E. Robert Company, Inc. Mr. Weiss will also serve on the investment committee of the Company and will serve as President of JER Commercial Debt Advisors LLC, the manager of the Company (the “Manager”).

Mr. Weiss is 45 years old and has previously worked for more than 16 years at Goldman Sachs Group, Inc., most recently as a Managing Director for commercial and residential mortgage originations and securitizations. Mr. Weiss is a graduate of Dartmouth College (AB) and the Wharton School of the University of Pennsylvania (MBA).

Mr. Weiss will receive (i) 60,000 restricted shares of common stock of the Company and (ii) nonqualified stock options to acquire up to 150,000 shares of common stock of the Company with an exercise price equal to the greater of (A) $17.75 per share and (B) the fair market value per common share of the Company as of the date of grant, subject to vesting conditions and other terms and conditions established by the board of directors of the Company.

Item 9.01 Financial Statements and Exhibits

(c) Exhibits

99.1	Press Release, dated May 4, 2006, issued by J.E. Robert Company, Inc. and JER Investors Trust Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JER Investors Trust Inc.
(Registrant)

Date: May 4, 2006	By:	/s/ Daniel T. Ward
	Name:	Daniel T. Ward
	Title:	Secretary

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release, dated May 4, 2006, issued by J.E. Robert Company, Inc. and JER Investors Trust Inc.

Exhibit 99.1

JER Investors Trust Inc. and J.E. Robert Company, Inc. Announce Mark S. Weiss as President of JER Investors Trust Inc. and Managing Director of J.E. Robert Company, Inc.

McLean, VA, May 4, 2006 – JER Investors Trust Inc. (JRT/NYSE) and J.E Robert Company, Inc. today announced that Mark S. Weiss will become the President of JER Investors Trust Inc. and a Managing Director of J.E. Robert Company, Inc. “We are extremely pleased that Mark will be joining our senior management team,” said Joseph E. Robert, Jr., Chairman and Chief Executive Officer of JER Investors Trust Inc. and J.E Robert Company, Inc. “He has extensive overall experience in commercial real estate investments and has particular expertise in subordinate real estate debt, commercial mortgage backed securities and loan origination activities. Mark’s extensive network of relationships, leadership abilities and knowledge of real estate credit will help us achieve our objective of building a diversified portfolio of investments in commercial real estate assets.”

Mr. Weiss will be based in the companies’ New York City office and will become a member of the investment committee for JER Investors Trust Inc. Mr. Weiss will also serve as President of JER Commercial Debt Advisors LLC, an affiliate of J.E. Robert Company, Inc. and the manager of JER Investors Trust Inc.

Mr. Weiss previously worked for more than 16 years at Goldman Sachs Group, Inc., most recently as a Managing Director for commercial and residential mortgage originations and securitizations. Mr. Weiss is a graduate of Dartmouth College (AB) and the Wharton School of the University of Pennsylvania (MBA).

About JER Investors Trust Inc.

JER Investors Trust Inc. is a New York Stock Exchange listed specialty finance company that originates and acquires commercial real estate structured finance products. The Company’s target investments include commercial mortgage backed securities, mezzanine loans and B-Note participations in mortgage loans, commercial mortgage loans and net leased real estate investments. JER Investors Trust Inc. is organized and conducts its operations so as to qualify as a real estate investment trust (REIT) for federal income tax purposes. For more information regarding JER Investors Trust Inc. and to be added to our e-mail distribution list, please visit http://www.jer.com.

About J.E. Robert Company, Inc.

J.E. Robert Company, Inc. is a real estate investment management company with 25 years of experience in sourcing, underwriting and managing a broad spectrum of real estate equity investments and debt products in North America and Europe. Primary investment activities are in office, retail, multi-family and industrial properties. Other areas of investments include commercial mortgage-backed securities (“CMBS”), hospitality, healthcare related real estate and mezzanine financing. For more information on JER, please visit http://www.jer.com.

Forward-Looking Statements:

Certain items in this press release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations and beliefs and are subject to a number of trends and uncertainties that could cause actual results to differ materially from those described in the forward- looking statements. JER Investors Trust Inc. and J.E. Robert Company, Inc. can give no assurance that their expectations will be attained. Factors that could cause actual results to differ materially from JER Investors Trust’s and J.E. Robert Company’s expectations include, but are not limited to, changes in the real estate and bond markets, our continued

ability to source new investments, and other risks detailed from time to time in JER Investors Trust’s SEC reports. Such forward-looking statements speak only as of the date of this press release. JER Investors Trust and J.E. Robert Company expressly disclaim any obligation to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in JER Investors Trust’s and J.E. Robert Company’s expectations with regard thereto or change in events, conditions or circumstances on which any statement is based.

SOURCE: JER Investors Trust Inc. and J.E. Robert Company, Inc.

CONTACT:

Tae-Sik Yoon,

Chief Financial Officer of JER Investors Trust Inc. and J.E. Robert Company, Inc.

+1-703-714-8094; or

Dave Sturtevant of ROI,

+1-703-813-5643 ext. 243